FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month December 2015 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On December 8, 2015 the Registrant Announces JA Mitsui to Expand Its Facility Agreement With TowerJazz Panasonic Semiconductor Company by Providing 8.5 Billion Yen (approximately $70 Million) Term Loan Maturing Through 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 8, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

JA Mitsui to Expand Its Facility Agreement With TowerJazz Panasonic Semiconductor Company by Providing 8.5 Billion
Yen (approximately $70 Million) Term Loan Maturing Through 2020

TOKYO and KYOTO, Japan and MIGDAL HAEMEK, Israel – December 08, 2015 – TowerJazz, the global specialty foundry leader, today announced the signature of a definitive five year term loan agreement with JA Mitsui Leasing, LTD., Sumitomo Mitsui Trust Bank Limited and Showa Lesing Co.,Ltd. Japanese leading banks, to provide TowerJazz Panasonic Semiconductor Company (TPSCo) with an additional long-term loan of 8.5 billion Japanese Yen (approximately $70 million). The term loan will carry an annual interest of the TIBOR rate plus 2% per annum, will mature by the fourth quarter of 2020 and will be repaid in seven equal semi-annual installments which will commence on the second anniversary of the signing of this agreement. This new loan is in addition to the initial 8.8 billion Japanese Yen loan, which will be repaid commencing in 2016, with 2.5 billion Japanese Yen to be paid during that year.

"We are excited to see the great progress and growth that TowerJazz Panasonic Semiconductor Company made since its establishment, and its future forecasts, all well ahead of its original business plan submitted to us nearly two years ago. We are happy to extend our existing business with TowerJazz Panasonic Semiconductor Company by signing this definitive agreement,” stated Kiyoshi Doi, Division Director, Global Business Division, JA Mitsui Leasing, LTD.

"I am extremely pleased that we have signed this agreement with JA Mitsui Leasing, Sumitomo Mitsui Trust Bank and Showa Leasing for this term loan financing,” said Amit Mappa, CFO of TowerJazz Panasonic Semiconductor Company. “We believe this agreement is a strong enabler for our ongoing business and operational growth strategy and will support our plans to further expand our capabilities and customer base, while strengthening our financial results.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

About TowerJazz Panasonic Semiconductor Co.
TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo) was established by Panasonic Corporation (NASDAQ ADS: PCRFY, TYO: 6752), 51% of which was acquired by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% of which is now held by Panasonic Semiconductor Solutions Co., Ltd. TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 30 years. Areas of process technology focus include: high dynamic range image sensors (CIS and CCD), integrated power devices (BCD, SOI, and LDMOS) and high frequency silicon RFCMOS. With over 120 qualified silicon process flows on 200mm and 300mm wafers from super micron to 45nm as well as internal back end processing, assembly and test services, TPSCo provides both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology, including in-house turnkey services. For more information, please visit www.tpsemico.com.

About JA Mitsui Leasing, Ltd.
JA Mitsui Leasing, Ltd., a Japanese financial institute with headquarters in Higashi Gotanda, Shinagawa-ku, Tokyo, Japan, provides, together with its subsidiaries leasing, installment sales, financing, and other associated services in Japan and internationally. The company offers finance lease, operating lease, and lease with purchase options. It provides cross-border leasing for construction machinery, machine tools, molding machine, and other equipment from Japanese manufacturers and trading companies to end users abroad; and other services, including automobile lease and financing, ecology related services, real estate leasing, factoring services, and used equipment sales. For more information, please visit www.jamitsuilease.co.jp/en/.

About Sumitomo Mitsui Trust Bank Limited
Sumitomo Mitsui Trust Bank, Limited (Chiyoda-ku, Tokyo) is the largest trust bank and the fifth-largest bank in Japan measured by total assets. It forms the core of Sumitomo Mitsui Trust Group as a trust bank with the largest scale in most of the major business areas of trust banking industry. It has 6 professional business divisions, which are Retail Financial Services Business, Wholesale Financial Services Business, Stock Transfer Agency Services Business, Real Estate Business, Fiduciary Services Business and Global Markets Business.

It has built a balanced network focused on the Tokyo Metropolitan Area, Kansai and Chubu areas. It also has overseas network that can provide global financial services in loan business, asset management and administration business, as well as consulting business, among others. For more information, please visit smth.jp/en/.

About Showa Leasing Co., Ltd.
Showa Leasing Co., Ltd., is a non-listed Leasing company headquartered in Bunkyo-ku, Tokyo, adding installment sales, factoring, by variety of financial services and solutions for various type of customers utilizing its Group and Partners.

Over 40 years from its establishment, it has broad business relationships all over Japan. Adding to blue-chip company clients, its strength is to enhance credit to SME’s (Small and Medium Enterprise), and Vendor Financing. Its goal is a cost efficient and niche asset based entity in the Japanese market for domestic and international clients. For more information, Please visit www.s-l.co.jp/english/

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

CONTACTS:
Noit Levy-Karoubi | VP Investor Relations | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Kenny Green | (646) 201 9246 | towerjazz@gkir.com